July 31, 2007

Via Facsimile and Edgar

James Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Watson Pharmaceuticals, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 1, 2007
File No. 001-13305

Dear Mr. Rosenberg:

As requested by Sasha Parikh, we have amended our proposed IPR&D disclosure to include the value assigned to each significant project.  For your convenience, the Staff’s initial comment regarding our IPR&D disclosure precedes our amended response.

Note 4 – Acquisitions, page F-21

2.    The amount of in-process research and development represents 25% of revenue in 2006 and is composed of over 30 projects.  Refer to paragraph 4.2.03 of the AICPA Practice Aid on Assets Acquired in a Business Combination to Be Used in Research and Development Activities and provide us those proposed disclosures including disclosure that disaggregates the total charge by significant in-process research and development project acquired.  Also, direct us to disclosure in your Form 10-Q for March 31, 2007 that discusses the status of each acquired project or provide us additional proposed disclosure.

For competitive reasons, we generally do not disclose the identity, status of FDA review and litigation status of the products that are the subject of our pending ANDAs.  Disclosure of the approval, matters affecting the approval, litigation status, the estimated timing of the approval of our pending ANDAs or the launch of our products is inherently difficult to predict, and any indications from FDA or timing of court decisions are inherently subject to uncertainty.  However, from time to time, the identity and status of some of our pending ANDA products have become publicly known as a result of, among other things, the initiation of patent infringement litigation against us with respect to the product or the inclusion of such product on various state formularies.

Given the proprietary nature of our generic product pipeline, the following proposed supplemental disclosure to be filed with our second quarter Form 10-Q is limited to those pipeline products previously disclosed in our public filings or the pre-acquisition public filings of Andrx Corporation.

ITEM 2.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and the results of operations should be read in conjunction with the Condensed Consolidated Financial Statements and notes thereto included elsewhere in this Quarterly Report on Form 10-Q (“Quarterly Report”).  This discussion contains forward-looking statements that are subject to known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied by such forward-looking statements.These risks, uncertainties and other factors include, among others, those identified under “Cautionary Note Regarding Forward-Looking Statements” under “Risks Related to our Business” in our Annual Report on Form 10-K for the year ended December 31, 2006 and elsewhere in this Quarterly Report.

Overview

Watson Pharmaceuticals, Inc. (“Watson”, the “Company” “we”, “us” or “our”) was incorporated in 1985 and is engaged in the development, manufacture, marketing, sale and distribution of brand and off-patent (generic) pharmaceutical products. Watson operates manufacturing, distribution, research and development, and administrative facilities primarily in the United States (“U.S.”).

On November 3, 2006, the Company acquired all the outstanding shares of common stock of Andrx Corporation (“Andrx”) in an all-cash transaction for $25 per share, or total consideration of approximately $1.9 billion (the “Andrx Acquisition”). Andrx distributes pharmaceutical products primarily to independent and chain pharmacies and physicians’ offices and is considered a leader in formulating and commercializing difficult-to-replicate controlled-release pharmaceutical products and selective immediate-release products.

In conjunction with the Andrx Acquisition, the Company recorded a $497.8 million charge to operations in the year ended December 31, 2006, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” (“SFAS 141”), for in-process research and development (“IPR&D”) assets acquired that the Company determined had no alternative future use in their current state. The Company’s valuation of IPR&D projects included over thirty controlled or immediate release products at various stages of research and development. These IPR&D projects were valued through discounted cash flow analysis utilizing the “income” approach at rates commensurate with their perceived risks, which for these IPR&D projects ranged between 19%-20%. A partial list of cash flow considerations utilized for each of the IPR&D projects included an evaluation of a projects estimated cost to complete, future product prospects and competition, product lifecycles, expected date of market introduction and expected pricing and cost structure. The major risks and uncertainties associated with the timely and successful completion of these IPR&D projects include delays caused by legal actions brought by the Company’s competitors and the timing of the receipt of necessary regulatory approvals. No assurances can be given that the underlying assumptions used to prepare the discounted cash flow analysis will not change or the timely completion of each project to commercial success will occur. For these and other reasons, actual results may vary significantly from estimated results.

The charge for IPR&D relates primarily to the acquisition of the following six IPR&D projects:

Actos® and Extended-Release Metformin Combination Product

In December 2003, Andrx entered into an agreement with Takeda Chemical Industries, Ltd. (“Takeda”) to develop and market a combination product consisting of Andrx’s approved 505(b)(2) New Drug Application (“NDA”) extended-release metformin and Takeda’s Actos (pioglitazone), each of which is administered once a day for the treatment of type 2 diabetes. The Company is responsible for obtaining regulatory approval of its extended-release metformin in countries that Takeda determines it will market the combination product.  In addition, the Company is responsible for the formulation and manufacture of the combination product and Takeda is responsible for obtaining regulatory approval of and marketing the combination product, both in the U.S. and in certain other countries.

In March 2006, Takeda filed an NDA for this combination product and the NDA is under review by the U.S. Food and Drug Administration (“FDA”).  Final approval and launch of the product is dependent upon favorable resolution of the Official Action Indicated (“OAI”) status at the Company’s Davie, Florida manufacturing facility.  If approved and launched, the Company is entitled to receive future milestone payments and royalties from Takeda’s sale of this product.

The Company’s valuation of this IPR&D project at the Andrx Acquisition date was $133 million.

Enoxaparin Sodium (generic version of Lovenox®)

On May 2, 2005, Andrx entered into an agreement to obtain certain exclusive marketing rights for Amphastar’s proposed generic version for Aventis Pharmaceuticals, Inc.’s (“Aventis’”) Lovenox® injectable product.  Amphastar Pharmaceuticals, Inc. (“Amphastar”) submitted its Abbreviated New Drug Application (“ANDA”) for generic Lovenox® to the FDA in March 2003.  Amphastar’s ANDA is the subject of a patent infringement lawsuit filed by Aventis. Amphastar has not obtained FDA approval for its product and the product continues to be delayed by a Citizen’s Petition, including two supplements, and possibly other factors. Amphastar has submitted comments to Aventis’ Citizen Petition’s and supplements. Our marketing rights for this product generally extend to the U.S. retail pharmacy market, and we will receive up to 50% of the net profits, as defined, generated from such sales.

The launch of this product is dependent upon obtaining FDA approval and/or the successful resolution of the pending litigation and Citizen Petition.

The Company’s valuation of this IPR&D project at the Andrx Acquisition date was $33 million.

Metoprolol Succinate (generic version of Toprol-XL®)

In 2003 and 2004, Andrx filed ANDAs seeking FDA Approval to market metoprolol succinate extended-release tablets in the 25mg, 50mg, 100mg and 200mg strengths.  Andrx was successful in its district court litigation involving the Orange Book patents asserted by AstraZeneca plc (“AstraZeneca”) and was awarded 180-days of market exclusivity for the 50mg strength.  AstraZeneca has appealed the district court decision and the appeal is currently pending.  During the second quarter of this year, the Company announced that pursuant to an agreement with Sandoz, a subsidiary of Novartis AG (“Sandoz”), the Company relinquished its rights to a 180-day period of marketing exclusivity for its 50mg strength product.  As a result of Watson’s agreement to relinquish its marketing exclusivity, Sandoz obtained final approval of its ANDA for metoprolol succinate extended-release 50 mg tablets. Watson will be entitled to a share of Sandoz’s profits on sales of the product, which is expected to begin in the third quarter of this year provided Sandoz launches the product.

The Company continues to pursue approval of its own pending ANDAs for metoprolol succinate extended-release tablets. Watson believes that under current FDA policy, applicants that did not obtain final approval before AstraZeneca’s pediatric study market exclusivity commenced on May 22, 2007, will be barred from obtaining final approval until March 18, 2008, when AstraZeneca’s pediatric study market exclusivity expires.

The Company’s ANDAs remain under review by the FDA.  Final approval and launch of the product is also dependent upon satisfactorily resolving certain questions from the FDA regarding the ANDAs as well as favorable resolution of the OAI status at the Company’s Davie, Florida manufacturing facility.

The Company’s valuation of this IPR&D project at the Andrx Acquisition date was $85 million.

Methylphenidate Hydrochloride (generic version of Concerta®)

Andrx has pending ANDAs for the generic versions of Concerta® (methylphenidate hydrochloride extended-release tablets) in the 18mg, 27mg, 36mg and 54mg strengths.

In September 2005, ALZA Corporation and McNeil-PPC, Inc. sued Andrx for patent infringement related to the generic version of Concerta®.  The Company’s ANDAs remains under review by the FDA as well as a Citizen’s Petition filed by McNeil-PPC, Inc. relating to approval criteria for Concerta® generics.  Final approval and launch of the product is also dependent upon favorable resolution of the OAI status at the Company’s Davie, Florida manufacturing facility.

The Company’s valuation of this IPR&D project at the Andrx Acquisition date was $94 million.

Omeprazole (generic version of Prilosec®)

Andrx has pending ANDAs for omeprazole delayed-release capsules, 10mg, 20mg and 40 mg strengths, which is bioequivalent to Prilosec®.  In 2001, AstraZeneca filed suit under the provisions of the Hatch-Waxman Act alleging infringement of a patent directed to a process for making an omeprazole formulation (patent no. 6,013,281) (“the ‘281 patent”).  Andrx filed counterclaims of non-infringement, invalidity and unenforceability.  In May 2004, the district court ruled that the ‘281 patent was invalid due to obviousness.  In April 2007, the Federal Circuit affirmed the 2004 District Court decision that the ‘281 patent is invalid.

We are currently enjoined from selling our generic version of Prilosec® until October 20, 2007, the date upon which Orange Book patents 4,786,505 and 4,853,230 expire, including pediatric exclusivity.

The Company’s ANDAs remain under review by the FDA. Final approval and launch of the product is dependent upon favorable resolution of the OAI status at the Company’s Davie, Florida manufacturing facility.  Upon approval and launch, we believe that we are entitled to the 180-day period of market exclusivity with respect to the generic version of the 40mg strength of Prilosec®.

The Company’s valuation of this IPR&D project at the acquisition date was $57 million.

Diltiazem HCl ER (Cardizem® LA)

Andrx Corporation has pending ANDAs with the FDA for generic versions of Cardizem® LA (diltiazem HCl extended-release tablets), 120mg, 180mg, 240mg, 300mg, 360mg and 420mg strengths. Andrx initially filed its ANDA for the 420mg strength on April 25, 2005, with a Paragraph IV certification and notification to the patent holder. On August 10, 2005, Biovail Laboratories Int’l SRL. (“Biovail”), which is the holder of the NDA for Cardizem® LA, initiated a patent infringement lawsuit against the Company for the 420mg strength in the U.S. District Court for the District of Delaware. Andrx subsequently amended its initial ANDA submission to include the 120mg, 180mg, 240mg, 300mg and 360mg strengths, along with a related Paragraph IV certification and notice letter. On October 14, 2005, Biovail initiated a patent infringement lawsuit on the remaining strengths.

The Company’s ANDAs remain under review by the FDA.  Final approval and launch of the product is dependent upon favorable resolution of the OAI status at the Company’s Davie, Florida manufacturing facility, as well as expiration of the statutory 30-month stay of approval.  The Company believes that it is the first ANDA applicant with a Paragraph IV certification for each of the six strengths, and accordingly may be entitled to 180 days of market exclusivity under the Hatch-Waxman Act.

The Company’s valuation of this IPR&D project at the Andrx Acquisition date was $12 million.

The company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for the feedback regarding our initial response.  Should you have any questions regarding our amended response, please feel free to contact the undersigned at (951) 493-5622.

Sincerely,

Watson Pharmaceuticals, Inc.

/s/ R. Todd Joyce

R. Todd Joyce
VP Corporate Controller & Treasurer
Principal Financial Officer and Principal Accounting Officer